Exhibit 4.8
TOLLING AND STANDSTILL AGREEMENT
          THIS TOLLING AND STANDSTILL AGREEMENT (the “Agreement”) is made and entered into by Dell Inc. (“Dell”) and the Dell Inc. Benefits Administration Committee (the “Committee”), on behalf of the Dell Inc. 401(k) Plan (the “Plan”), to be effective as of March 31, 2007 (the “Effective Date”).
          WHEREAS, there are issues that have been identified arising from and/or relating to the registered status under federal securities laws of certain Dell securities acquired by the Plan prior to December 7, 2007;
          WHEREAS, the Committee, on behalf of the Plan, and Dell (the “Parties”) wish to continue to investigate these issues to determine a prudent resolution of any such issues, provided that the rights of the Plan and the Plan’s participants and beneficiaries are not prejudiced due to any Time-Related Defenses (as defined in paragraph 6(b)) that may be asserted as to any Claims (as defined in paragraph 6(a)); and
          WHEREAS, during the period of this investigation and any subsequent negotiations or resolution, the Committee therefore wishes to protect the rights of the Plan and the participants and beneficiaries of the Plan from any prejudice caused from the running of any Time-Related Defenses as to any Claims, effective as of March 31, 2007.
          ACCORDINGLY, the Parties agree as follows:
     1. Period of Forbearance. Except as otherwise agreed by the Parties, the Plan and the Committee shall forbear and postpone the filing, commencement, and prosecution of Claims, if any, against Dell for the period of time (the “Period of Forbearance”) commencing on the Effective Date and continuing until the earlier of (a) the termination of the Period of Forbearance pursuant to paragraph 2, or (b) the completion of any rescission offer process implemented by Dell relating to any Dell securities acquired by the Plan. Nothing in this Agreement shall preclude any Party from initiating Claims or other legal action against the other Party after the termination of the Period of Forbearance pursuant to paragraph 2.
     2. Termination. Any Party shall have the right, upon thirty (30) days written notice to the other Party, to terminate the Period of Forbearance. Additionally, if any Claim is filed, commenced, or prosecuted against Dell, Dell shall have the right to terminate the Period of Forbearance, such termination to be effective ten (10) business days after written notice to the Committee.
     3. Tolling Period. During the Period of Forbearance, all Time-Related Defenses will be tolled for Claims against Dell. This Agreement does not constitute, and shall not be interpreted as, an admission by any Party that any Claims are in existence; that any Claims have or have not yet accrued; that, but for the Agreement, any Claims would or would not be barred by any Time-Related Defense; or that the Committee has (or has assumed) any obligations to such participants or beneficiaries regarding Claims that such participants or beneficiaries may have. This Agreement shall have no effect on any Time-Related Defense already existing prior to the Effective Date and, other than that the days covered by the Period of Forbearance shall not count toward any Time-Related Defense, it shall have no effect on any Time-Related Defense upon the termination of the Period of Forbearance.
     4. The current and former participants and beneficiaries of the Plan are express, intended third party beneficiaries of the tolling of Time-Related Defenses under this Agreement. Dell acknowledges the adequacy of the consideration for the tolling of the Time-Related Defenses as to such participants and beneficiaries of the Plan, and Dell agrees not to assert any defense of lack of or insufficiency of such consideration.
     5. Notice. Notice, when required by this Agreement, shall be effective upon receipt. Notice shall be given in writing and sent by Certified U.S. Mail Return Receipt Requested, by overnight delivery service, or by both facsimile and overnight delivery service, addressed as follows:
(a)	If to the Plan or the Committee:
c/o Janet Wright, Esq.
One Dell Way
Round Rock 1 — Mail Stop 8033
Round Rock, TX 78682
Facsimile: (512) 283-0544
With a copy to:
Donald J. Myers, Esq.
Reed Smith LLP
1301 K Street, N.W.
Suite 1100 — East Tower
Washington, DC 20005
Facsimile: (202) 414-9299
(b)	If to Dell:
c/o Robert Potts, Esq.
One Dell Way
Round Rock 1 — Mail Stop 8033
Round Rock, TX 78682
Facsimile: (512) 283-5051
With a copy to:
Patricia J. Villareal, Esq.
Jones Day
2727 North Harwood Street
Dallas, TX 75201
Facsimile: (214) 969-5100

     6. Definitions. For purposes of this Agreement, the following terms shall have the following meanings:
          (a) “Claim” or “Claims” means any action, arbitration, claim, crossclaim, counterclaim, third-party claim, or other legal right or remedy, including the right of rescission, whether based in law or equity, arising out of or related to the acquisition by the Plan of unregistered Dell securities prior to December 7, 2007, if any, brought by or on behalf of the Plan or by any current or former Plan participant or beneficiary in connection with contributions to the Plan or the investment of Plan accounts;
          (b) “Time-Related Defense” or “Time-Related Defenses” means all defenses, whether by statute, common law, or equity, based or partially based on the passage of time or on a conditioning of rights based on the time of assertion, knowledge, or notice, and includes all statutes of limitations and statutes of repose as well as all time-related equitable defenses, such as laches.
     7. Miscellaneous.
          (a) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the undersigned Parties and their respective officers, agents, employees, attorneys, directors, subsidiaries, affiliates, parent companies, heirs, executors, administrators, representatives, successors, and assigns.
          (b) Choice of Law. This Agreement shall be interpreted and construed under the laws of the State of Texas, other than its laws with respect to choice of law, and except as preempted by federal law.
          (c) Authority. Each signatory hereto represents and warrants that he/she is authorized to execute this Agreement.
          (d) Completeness. This Agreement represents the entire Agreement of the Parties hereto relating to the subject matter hereof.
          (e) Modifications. No modification of this Agreement shall be made except in writing and signed by the Parties.
          (f) Counterparts. This Agreement and any modification may be executed in separate counterparts that together constitute one instrument.

Dell Inc.

/s/ Lawrence Tu

By:

Date:	May 14, 2008

Dell Inc. 401(k) Plan By: Dell Inc. Benefits Administration Committee

/s/ Dominick DiCosimo

By:

Date:	May 14, 2008

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